EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

August Technology Corporation:

We consent to the use of our reports dated March 7, 2005, with respect to the consolidated balance sheets of August Technology, Inc. as of December 31, 2004 and 2003, and the related consolidated statements of operations, shareholders’ equity, cash flows for each of the years in the three-year period ended December 31, 2004, and related financial statement schedule, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004, and the effectiveness of internal control over financial reporting as of December 31, 2004, incorporated by reference in this Registration Statement on Form S-4 of Rudolph Technologies, Inc. and to the reference to our firm under the heading “Experts” in the joint proxy statement/prospectus.

/s/ KPMG LLP

Minneapolis, Minnesota

August 9, 2005